August 18, 2005

Via EDGAR, Fax and Federal Express

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gregg Appliances, Inc.
Registration Statement on Form S-4
Filed July 8, 2005
SEC File No. 333-126486

Dear Mr. Owings:

On behalf of our client, Gregg Appliances, Inc. (the “Registrant”), we are transmitting to you this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated August 5, 2005, with respect to the Registration Statement on Form S-4, File No. 333-126486 (the “Registration Statement”), filed with the Commission on July 8, 2005.

The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1 to the Registration Statement (the “Amendment”).

General

1.	Please provide us with a letter indicating that you are registering the exchange offer in reliance on the position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) regarding resales, and Shearman & Sterling (available July 2, 1993) with respect to the participation of broker-dealers. In your letter, you should include the statements and representations substantially in the form set forth in the Morgan Stanley & Co. Incorporated and Shearman & Sterling letters.

Response: A letter in response to this comment has been filed as correspondence with the Commission with this response.

Mr. H. Christopher Owings

August 18, 2005

Cover Page

2.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response: The Registrant has revised the Registration Statement to provide that the expiration time for the offer will be midnight on the effective date, in response to the Staff’s comment. See the cover page and pages 7, 31, 32, 33, 35 and 36 of the Registration Statement.

Cautionary Note Regarding Forward-Looking Statements, page i

3.	The forepart of the prospectus should include only the cover page, summary and risk factors section. Accordingly, please relocate the information appearing under this caption, Market and Industry Data and Forecasts, and Registered Trademarks to appear after the forepart of the prospectus.

Response: The Registrant has relocated the information that formerly appeared on page (i) of the Registration Statement, in response to the Staff’s comment.

4.	We note your statement that information about markets, ranking and other similar data set forth in your Registration Statement may not be accurate. Please note that you are responsible for the entire content of the Registration Statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise.

Response: The Registrant has revised the disclosure on page 27 of the Registration Statement in response to the Staff’s comment.

Prospectus Summary, page 1

5.	Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. Your summary appears lengthy and repeats much of the information fully discussed later in your document. For example, much of the information appearing under the caption “Competitive Strengths” and “Business Strategy” should be deleted from this section. Please revise accordingly. See Instruction to Item 503(a) of Regulation S-K.

Response: The Registrant has revised the disclosure on pages 1 through 3 of the Registration Statement in response to the Staff’s comment.

Mr. H. Christopher Owings

August 18, 2005

6.	Please revise the summary to provide a balanced overview of your business. In this regard, you should include net income amounts in addition to the sales amounts that you have provided. We also note that you characterize various aspects of your business as “superior,” “premium,” and “unique.” Please revise to provide a more balanced presentation of your business.

Response: The Registrant has revised the disclosure on pages 1 through 3 and pages 61 through 64 of the Registration Statement in response to the Staff’s comment. The Registrant does not track net income on a per store basis and, thus, has not included net income amounts in places where the registration statement discusses sales per store.

7.	Please provide support for the qualitative and comparative statements contained in the summary and throughout your prospectus. For example, the Registrant notes the following statements appearing in this section and elsewhere in the prospectus:

•	We offer one of the most comprehensive brand and model selections in our industry. — page 1

•	Over our 50 year history the Registrant has successfully competed against every leading retailer and currently have a top one or two market position in digital televisions and major appliances in the majority of our markets. — page 1

•	We have one of the most extensive product and brand offerings of premium video products and home appliances. — page 2

•	We carry over 110 models of digital televisions and over 400 models of appliances, which significantly exceeds our major competitors’ product depth.— page 2

•	We believe no other major consumer electronics or appliance retailer provides same-day delivery and installation on a wide range of products. —page 3

•	We garnered a 14% market share in major appliances, achieving a top three market position in less than a year. — page 43

•	We believe our competitors are fully built-out in each of our existing markets. — page 44

In addition to the examples above, the Registrant also notes statistical information and references to various sources appearing under the caption “Industry Overview” on page 56 and the “Business” section beginning on page 57. Clearly mark your support or provide page references in your response to the

Mr. H. Christopher Owings

August 18, 2005

sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Revise throughout your prospectus as necessary.

Response: The Registrant has revised the disclosure in the Registration Statement in response to the Staff’s comment, by deleting some of the statements shown above, and by providing references to support the remaining statements, where necessary. We bring to the Staff’s attention the fact that the Registrant’s inventory lists show over 110 models of digital TV’s and over 400 models of appliances.

Risk Factors, page 15

8.	We note the statement appearing in the first paragraph under this caption indicating that the risks outlined in this section are not the only ones you face and that there may be “additional risks not known to us or that the Registrant currently deems immaterial also may materially adversely affect us.” Please delete this disclosure, as all material risks must be identified and fully discussed in this section.

Response: The Registrant has revised the disclosure on page 15 of the Registration Statement in response to the Staff’s comment.

9.	Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to you or investors and the consequences should that risk factor occur. Avoid simply referring to a fact about your company or a future event in your subheadings. Stating that the risk may “adversely affect” your business or cause your business to “suffer” does not adequately address the potential consequences. For example, the following risk factor subheadings should be revised accordingly:

•	We are subject to risks due to the concentration of our stores..., page 16

•	If the Registrant is unable to retain key management..., page 17

•	Changes in trade regulations, currency fluctuations..., page 18

•	To service our indebtedness, the Registrant will require a significant amount of cash..., page 20

•	An active trading market may not develop for the notes, page 24

Response: The Registrant has revised the disclosure in the “Risk Factors” section of the Registration Statement in response to the Staff’s comment.

Mr. H. Christopher Owings

August 18, 2005

10.	Some of your risk factors appear generic because the information could apply to many companies in your industry or even in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete these risk factors:

•	If the Registrant fails to anticipate changes in consumer preferences..., page 16

•	A downturn in the economy may negatively affect consumer demand..., page 17

•	If the Registrant cannot attract and retain highly qualified sales personnel..., page 17

•	If the Registrant is unable to manage our growth effectively..., page 18

Response: The Registrant has revised the disclosure in the “Risk Factors” section of the Registration Statement in response to the Staff’s comment.

Our growth strategy depends in part on our ability to open.... page 18

11.	We note disclosure indicating that you plan to continue your expansion in fiscal 2006. Please quantify the number of stores you intend to open in fiscal 2006 so investors can fully assess the risk.

Response: The Registrant has revised the disclosure on page 18 of the Registration Statement in response to the Staff’s comment.

The Recapitalization, page 26

12.	Please disclose the per share price that GIC paid relative to the investment made by the existing equity holders. Also, please disclose any consideration that your three management holders received other than consideration in exchange for their equity interests.

Response: The Registrant has revised the disclosure on pages 4 and 28 of the Registration Statement in response to the Staff’s comment.

The Exchange Offer, page 28

Expiration Date Extensions; Amendments, page 30

13.

We note that you intend to announce an extension of the offer by notifying the exchange agent and each registered holder of any extension by “oral or written notice....” Please advise as to how oral notice of any extension is reasonably

Mr. H. Christopher Owings

August 18, 2005

calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Response: The Registrant has revised the disclosure on page 32 of the Registration Statement in response to the Staff’s comment.

14.	We note your reservation of the right “to delay accepting any old notes.” Please clarify in what circumstances you will delay acceptance and confirm that any delay will be consistent with Rule I4e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response: The Registrant has revised the disclosure on page 32 of the Registration Statement in response to the Staff’s comment.

15.	We note your reservation of the right to amend the terms of the exchange offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response: The Registrant has revised the disclosure on page 32 of the Registration Statement in response to the Staff’s comment.

Procedures for Tendering, page 30

16.	We note disclosure in the penultimate paragraph under this caption that the non-exchanged old notes will be credited to an account as “promptly as practicable” after the expiration or termination of the exchange offer. Rule 14e-1 (c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout your document as necessary.

Response: The Registrant has revised the disclosure on page 34 of the Registration Statement in response to the Staff’s comment.

Unaudited Pro Forma Consolidated Statement of Income, page 36

17.	In pro forma adjustment 2(a) you assume income from investing excess cash. We do not believe that this adjustment meets the factually supportable criteria of Article 11 of Regulation S-X. Please revise to delete the income amount from the face of the pro forma statement.

Response: The Registrant has revised the disclosure on page 38 of the Registration Statement in response to the Staff’s comment.

Mr. H. Christopher Owings

August 18, 2005

18.	Please revise the description for adjustment 2(f) to eliminate the statement that the adjustment assumes the recapitalization was consummated on March 31, 2004. The pro forma income statement should assume the recapitalization occurred at the beginning of the year being presented. Please revise the description to state that these charges are non recurring and directly related to the transaction, if true.

Response: The Registrant has revised the disclosure on page 39 of the Registration Statement in response to the Staff’s comment.

19.	Please revise pro forma note 2 to separately identify the adjustment related to the amortization of debt issue costs from the amortization of the discount on the junior notes. In adjustment (a) you refer to adjustment 2(d); however, adjustment 2(d) appears to relate only to debt issue costs and not to debt discount. Please revise or advise.

Response: The Registrant has revised the disclosure on page 39 of the Registration Statement in response to the Staff’s comment.

Selected Historical Consolidated Financial and Other Data, page 38

20.	Since the ratio of earnings to fixed charges is a required disclosure under Regulation S-K, and is calculated under the same rules for all registrants, it appears it should be presented separately from the non-GAAP measures you choose to present. Please revise the format or advise.

Response: The Registrant has revised the format on page 41 of the Registration Statement in response to the Staff’s comment.

21.	In the forepart of the document on page iii you state that EBITDA and adjusted EBITDA are presented as measures of cash flow and historical ability to service debt. In footnote 2 on page 39 you indicate that EBITDA and adjusted EBITDA are used by management in assessing financial performance. If you believe that EBITDA is a liquidity measure, please revise your disclosures to reconcile the amount to cash flows from operations. We also note that you refer to adjusted EBITDA as a measure of cash flow. As adjusted EBITDA excludes certain items that are required to be settled on a cash basis, we do not believe that it is appropriate to characterize adjusted EBITDA as a liquidity measure. See Question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures which is available at www.sec.gov.

Response: The Registrant has revised the disclosure on page 41 of the Registration Statement in response to the Staff’s comment.

22.	Please revise to include the comparable GAAP measures of adjusted rent expense, adjusted capital expenditures and adjusted cash interest expense.

Mr. H. Christopher Owings

August 18, 2005

Likewise, revise to present GAAP cash flow information if that is the most comparable GAAP information. Please also revise your disclosures to present all of the information requested by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In general, we have difficulty understanding how these measures could be useful as they are presented in isolation and are adjusted.

Response: The Registrant has revised the disclosure on page 41 of the Registration Statement in response to the Staff’s comment.

23.	Revise your disclosures to more fully present the information required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for adjusted EBITDA and EBITDA. More specifically:

•	Disclose the material limitation of these measures as a measure of performance. These limitations would include that the measures exclude recurring expenditures for interest and income taxes that are a necessary expenditure of your operation.

•	Disclose in more detail how management uses these measures. You merely state that management uses the measures, but you do not provide any description as to how management uses the measures.

•	Disclose how you compensate for the limitations inherent in these measures. For example, disclose whether you use GAAP based or other non-GAAP based numbers in assessing the performance of your business.

Response: The Registrant has revised the disclosure on page 41 of the Registration Statement in response to the Staff’s comment.

24.	Tell us in more detail why you believe that adjusted EBITDA is useful as a performance measure when it excludes the recurring charge of stock based compensation. Please see Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response: The measure of adjusted EBITDA is useful to the Registrant as the Registrant believes investors use this information in assessing its ability to satisfy its interest obligations as well as its utilization of cash to open new stores and grow its business. It addition, the Registrant also uses this measure to compensate senior management under certain bonus programs. The Registrant has excluded stock-based compensation from the computation of adjusted EBITDA because the Registrant does not expect to issue stock compensation awards which require cash settlement in the future. While the Registrant has adopted a stock option plan, the awards granted under the plan will be fixed options issued with exercise prices equal to or greater than the fair market value of the underlying common stock at

Mr. H. Christopher Owings

August 18, 2005

the date of grant. The option agreements for such stock options will not include features which permit or require cash settlement.

25.	We note the adjustment used to calculate adjusted EBITDA that removes de-consolidation adjustment. Tell us whether these adjustments are expected to recur in the future.

Response: The deconsolidation adjustment is used to calculate adjusted EBITDA because the Registrant no longer consolidates the variable interest entities. The Registrant believes the adjustment provides a more accurate representation of the future EBITDA of the Registrant. As the variable interest entities are no longer consolidated, this adjustment to EBITDA will not be necessary in the future.

26.	In footnote 11 on page 40 you define adjusted working capital. Please tell us what this information shows, how management uses the number and why you believe it is useful information to an investor. Also, please include a tabular presentation showing in more detail how you calculated the amounts presented.

Response: The Registrant has removed the information in the Registration Statement regarding adjusted working capital in response to the Staff’s comment.

Management’s Discussion and Analysis, page 41

27.	Revise your discussion of other income on page 48 to more fully address the gain on sale of property and equipment.

Response: The Registrant has revised the disclosure on page 51 of the Registration Statement in response to the Staff’s comment. The amount of gain on sale of property and equipment has been reclassified per the Staff’s comment #43 below.

28.	It appears your table of contractual obligations on page 53 should include interest payable. Please revise or advise.

Response: The Registrant has included interest payable in the table of contractual obligations on page 56 of the prospectus in response to the Staff’s comment.

Liquidity and Capital Resources, Page 49

29.	Please file as a material exhibit your financing agreement with GE Commercial Distribution Finance Corporation. See Item 601(b)(10) of Regulation S-K.

Response: The Registrant has filed the financing agreement with GE Commercial Distribution Finance Corporation as Exhibit 10.18 to the Registration Statement and Amendments to such agreement as Exhibits 10.19 and 10.20.

Mr. H. Christopher Owings

August 18, 2005

Change in Accountants, page 55

30.	Please revise to state if Ernst & Young resigned, declined to stand for re-election or was dismissed. We do not believe the term “replaced” is sufficient to satisfy this requirement.

Response: The Registrant has revised the disclosure on pages 58 and 59 of the Registration Statement in response to the Staff’s comment.

31.	Please revise to disclose the exact date you elected to change your accounting firm. The general statement that it was in fiscal 2004 does not satisfy the requirements of Item 304(a)(1)(i) of Regulation S-K.

Response: The Registrant has revised the disclosure on pages 58 and 59 of the Registration Statement in response to the Staff’s comment.

32.	The disclosure with respect to Ernst & Young’s reports should be expanded to cover the two most recent fiscal years preceding the event; therefore, you need to disclose the nature of the report for fiscal 2002. If Ernst & Young did not report on fiscal 2002, please revise to disclose this fact. Likewise, the disclosure with respect to disagreements with Ernst & Young should be expanded to cover the two most recent fiscal years preceding the dismissal, resignation or declination to stand for re-election.

Response: The Registrant has revised the disclosure on page 59 of the Registration Statement in response to the Staff’s comment.

33.	Please revise to include a letter from Ernst & Young stating whether or not they agree with the disclosures you provided in the Change of Accountants section of the filing. The letter should be filed as Exhibit 16. See Item 304(a)(3) of Regulation S-K.

Response: The Registrant has included the letter from Ernst & Young as Exhibit 16.1 to the Registration Statement.

34.	Please revise to disclose the date you engaged KPMG. See Item 304(a)(2) of Regulation S-K. Please tell us if you had any consultations with KPMG prior to their engagement. If so, please revise the Form S-4 to explain, if there were none, no revision to your document is required.

Response: The Registrant has revised the disclosure on page 59 of the Registration Statement in response to the Staff’s comment.

Mr. H. Christopher Owings

August 18, 2005

Business, page 57

Merchandising and Purchasing, page 60

35.	Please identify your two large suppliers who represent 10 percent or more of your sales. See Item 101 of Regulation S-K.

Response: The Registrant has revised the disclosure on page 65 of the Registration Statement in response to the Staff’s comment. The Registrant has only one supplier who represents more than 10% of its sales.

36.	We note disclosure indicating your wholly-owned subsidiary, HHG Distributing, LLC, is a member of a joint venture that gives you favorable pricing on the purchase of certain high-end European home appliances. Please describe this joint venture in greater detail and, if material, file the related agreements in the joint venture as exhibits. See Item 601 of Regulation S-K.

Response: HHG Distributing LLC, a wholly-owned subsidiary of the Registrant (“HHG”), purchased a 5% interest in Ultra 8 International, L.L.C. (“Ultra 8”) for $100,000 on June 29, 2004 . There is no joint venture agreement setting forth the arrangement between HHG and Ultra 8. The Registrant receives favorable pricing on certain products because HHG is treated as a distributor of these products as a result of its ownership interest in Ultra 8. If HHG did not own an interest in Ultra 8, the Registrant would need to purchase these products from another distributor at a higher price. The products covered by this joint venture represent less than 1% of the Registrant’s inventory. In addition, these products represented less than 0.02% of sales and cost of goods sold for the year ended March 31, 2005. The Registrant does not believe the joint venture is material.

Competition, page 68

37.	We note that you compete on “broad merchandise mix, comprehensive offering of premium video products and appliances and our superior customer service.” It seems likely that other competitors in your industry would compete on the same basis. Please revise to more specifically describe your principal methods of competition. See Item 101(c)(1)(x) of Regulation S-K.

Response: The Registrant has revised the disclosure on page 73 of the Registration Statement in response to the Staff’s comment.

Material United States Federal Income Tax Considerations, page 132

38.	Please delete the term “certain” from the first sentence under the caption, and revise the caption to refer to the material tax “consequences.” The tax section should include a discussion of all material tax consequences of the exchange offer.

Mr. H. Christopher Owings

August 18, 2005

Response: The Registrant has replaced the word “considerations” with “consequences” on page 139 of the registration statement in response to the Staff’s comment. It respectfully disagrees, however, with the Staff’s comment that the word “certain” should be deleted because the tax discussion could not cover all tax aspects relating to the ownership and disposition of the old notes and exchange notes. As the Registrant notes in the registration statement, the tax discussion does not “address all of the tax consequences relevant to a particular holder in light of that holder’s circumstances, and some holders may be subject to special tax rules and limitations not discussed below....”

39.	We note disclosure that the exchange of the old notes for exchange notes under the exchange offer “should not” constitute a taxable exchange. Please explain the uncertainties that underlie this statement. If appropriate, consider including a risk factor discussion regarding the uncertainty as to the tax consequences discussed in this section. We further note that you state on page 9 that the exchange “will not” be a taxable exchange. Please reconcile these statements.

Response: The Registrant has revised the disclosure on pages 9 and 140 of the Registration Statement in response to the Staff’s comment.

Executive Compensation, page 72

Employment Agreements, page 73

40.	Please provide the material terms of the employment agreements you discuss, including the base salary and bonus amounts. See Item 402(h) of Regulation S-K.

Response: The Registrant has revised the disclosure on page 79 of the Registration Statement in response to the Staff’s comment.

Compensation of Directors, page 74

41.	Please describe fully the amounts of the retainer, initial option grant and annual option grants that non-employee directors will receive. See Item 402(g) of Regulation S-K.

Response: The Registrant has revised the disclosure on page 81 of the Registration Statement in response to the Staff’s comment.

Legal Matters, page 138

42.	We note disclosure that certain partners and employees of counsel are limited partners in partnerships that are limited partners of the Freeman Spogli investment funds that indirectly own equity interests in you. It appears that counsel may have a substantial interest that requires disclosure under Item 509 of Regulation S-K. Please advise or revise your disclosure as appropriate.

Mr. H. Christopher Owings

August 18, 2005

Response: The Registrant has been informed that the aggregate holdings of employees and partners of Bingham McCutchen LLP in FS Equity Partners V, L.P., which beneficially owns an interest in the Registrant, is less than 0.5% of the total capitalization of FS Equity Partners V., L.P. Since the aggregate interest of persons affiliated with Bingham McCutchen LLP is insignificant, the Registrant does not believe disclosure is required under Item 509 of Regulation S-K.

Financial Statements, page F-1

Consolidated Statements of Income, page F-4

43.	We note that you include gain (loss) on sales of property and equipment in non-operating items. Please reclassify these amounts as part of operating income. See paragraph 45 of SFAS 144.

Response: These amounts have been reclassified in accordance with the Staff’s comments.

Consolidated Balance Sheets, page F-6

44.	Tell us whether the accrued liabilities include any individual item in excess of five percent of current assets. If so, disclose the item in the notes to the financial statements or on the balance sheet. See Regulation S-X Rule 5-0210.

Response: The accrued liabilities do not include any individual item in excess of five percent of current assets or current liabilities.

Note 1(a) – Recapitalization, page F 9

45.	Please tell us, and revise to disclose, if GIC’s equity contribution of $111.2 million was all cash, and if not how the amount was determined. Please tell us the general nature of the former ownership and reconcile the $286.1 million of consideration they received to the $300.6 million reported in the statement of cash flows. Also, please tell us how you determined the $27.8 million of aggregate value held by the three management stockholders who continued to be stockholders after the recapitalization.

Response: GIC’s equity contribution of $111.2 million was in cash and we have revised footnote 1(a) on page F-9 accordingly. In addition, please see our response to Staff’s comment #52 below for further discussion on the nature of GIC’s ownership. The following table represents the reconciliation from the consideration received and the reported amount in the statement of cash flows:

Distributions to stockholders per cash flow	$300,644,976
Dividends paid prior to recapitalization	14,283,500

Amount paid to selling shareholders	$286,361,476

Mr. H. Christopher Owings

August 18, 2005

The aggregate value of $27.8 million for the shares retained by the three management shareholder was determined based upon their collective ownership of 2,778,610 shares at $10.00 per share.

Note 1(g) - Land Held for Sale, page F-11,

46.	We note that land held for sale is classified as a current asset. Tell us what plans management has to dispose of the land and tell us how you meet the other factors in paragraph 30 of SFAS 144 in order to classify the land as a current asset. If material, please disclose any expected gain.

Response: At March 31, 2004, the Registrant had one parcel of land valued at approximately $396,000, classified as land held for sale as a current asset. Shortly thereafter, a written agreement to sell the land was entered into with a potential buyer; however, the transaction was not completed. In June 2004, in accordance with the original purchase agreement for the first parcel, the Registrant acquired the adjacent parcels of land for approximately $963,000. The Registrant is actively marketing all of the parcels with a local broker and currently has an outstanding offer on one of the parcels from a national specialty retailer. The land is available for sale in its present condition and the Registrant believes all the parcels will be sold within the next 12 months. In addition, the board of directors has approved a sale and the Registrant is committed to the sales plan. The Registrant does not anticipate any changes or modifications to its plan to sell the asset and thus has classified the land held for sale as a current asset in accordance with SFAS No. 144. The Registrant does not believe there will be any material gain on the sale of this property.

Note 1(k) – Revenue Recognition, page F-12

47.	The revenue recognition footnote states that you provide allowances for estimated returns. We would expect you to provide Schedule II for the allowance, as described in Rule 504(a)(2). Please revise to include the Schedule and related audit reports, or advise why you believe the information is not material.

Response: The Registrant has revised the disclosure to include the amount of the estimated return allowance at March 31, 2004 and 2005. The Registrant provides an allowance for estimated returns that is included in Accrued Liabilities on the balance sheet. The allowance for estimated returns was $105,434 and $118,592

Mr. H. Christopher Owings

August 18, 2005

as of March 31 2004 and 2005, respectively. Because of system limitations, there is a significant amount of manual effort required to accurately determine the allowance. In addition, the system does not accumulate sales returns to accurately prepare a roll-forward of the sales returns and allowance amounts; therefore, the Registrant has not included a Schedule II for the allowance. However, the Registrant can determine the necessary allowance as of the reporting dates. The impact of the applicable returns for the past two fiscal year-end calculations has been consistent at 0.19% of March sales. The Registrant has a relatively short time frame for returns of 10 days. The 10-day return policy has been in place for several years.

Note 1(m) – Vendor Allowances, page F-12

48.	Please tell us how much you have reduced advertising expense for payments received from vendors under cooperative advertising allowances.

Response: The following table represents the reduction in advertising expense for payments received from vendors under cooperative advertising:

Fiscal Year Ended March 31,			Three Months Ended June 30,
2003	2004	2005	2004	2005
$13,854,311	$15,354,722	$15,557,201	$5,184,367	$3,959,693

Note 3 – Accounts Payable-Third Party, page F-16

49.	Please explain to us the actual cash flows under the inventory purchasing arrangement with a financial institution. Also, please tell us, if true, why the cash flows are reported in the statement of cash flows as an operating item rather than as a financing item.

Response: The Registrant’s cash flow under the arrangement with the third party financial institution is the same as it would be if the Registrant dealt directly with the vendor. The vendor invoices the third party financial institution upon shipment of the product to the Registrant (generally with a copy of the invoice to the Registrant). The financial institution then sends the invoice to the Registrant with payment terms that are the same as the Registrant would receive directly from the vendor with customary trade discounts. The Registrant processes the invoice for payment and remits payment to the third party financial institution. Thus, the only difference between the Registrant’s arrangement with the financial institution and a direct arrangement with the vendor is the entity to which the Registrant remits payment. We believe the cash flow is appropriately reported as an operating item as it involves routine inventory purchases.

Mr. H. Christopher Owings

August 18, 2005

Note 4 - Debt, page F-16

50.	We note that the exchange notes will be guaranteed unconditionally by your restricted domestic subsidiary. Please revise the financial statements to include audited financial statements of the subsidiary guarantor in accordance with Rule 3-10 of Regulation S-X. If financial statements are not required, please revise to include the disclosures required by the rule that provides the exception.

Response: The Registrant believes that no additional disclosure is required pursuant to Rule 3-10 of Regulation S-X. Pursuant to Rule 3-10(e) of Regulation S-X, a registrant is not required to include financial statements of the subsidiary guarantor if (1) the subsidiary guarantor is 100% owned, (2) the guarantee is full and unconditional and (3) no other subsidiary of the parent guarantees the securities. In addition, the restricted domestic subsidiary has no assets, liabilities or income other than its interest in Ultra 8 as described in the response to Staff’s comment #36 above and, thus, the Registrant did not include the footnote described in Rule 3-10(e)(4).

51.	Please expand your disclosures to more fully discuss the restrictions on dividends payable by you and your subsidiary. See Regulation S-X Rule 4-08(e).

Response: The Registrant has revised the disclosure on page F-17 of the Registration Statement in response to the Staff’s comment.

Note 10 – Variable Interest Entities, Page F-21

52.	Please help us understand your rationale for de-consolidating the special purpose entities as of February 3, 2005. Please tell us how the related party relationship changed, especially in view of the fact that it appears Mr. Throgmartin was a related party prior to the recapitalization and remains a related party. Also, please tell us what change in corporate governance impacted the consolidation analysis. Your analysis of why the special purpose entities do not need to be consolidated under FIN 46(R), and any other information considered by you, may be helpful in our understanding.

Response: Prior to the recapitalization on February 3, 2005, the Registrant consolidated certain special-purpose leasing entities under FIN 46R because they were owned by parties related to the Registrant’s controlling shareholders, the Throgmartin family (see ownership table). In connection with the recapitalization, approximately 80% of the Registrant was acquired by Gregg Investment Corporation, LLC (GIC), an independent third party. Jerry Throgmartin became a minority shareholder with approximately 11% ownership, his son, Gregg, retained 5% of the outstanding shares, and the shares held by the other members of the Throgmartin family who had been shareholders of the Registrant were repurchased. The following table shows the ownership of the Registrant’s shares immediately before and after the recapitalization:

Mr. H. Christopher Owings

August 18, 2005

Owner and relationship to Jerry Throgmartin	% Ownership Before Transaction	% Ownership After Transaction
Jerry Throgmartin and related trusts	39.68	10.99
W. Gerald Throgmartin (father)	10.48	—
Gregg Throgmartin (son)	9.52	5.00
Kelli Ball (sister)	8.89	—
Monica Adams (sister)	8.89	—
Janice Malone (sister)	8.89	—
Sandi Throgmartin (sister)	8.89	—
Dennis May (no relation)	4.76	4.00

Total Ownership	100.00	19.99

GIC		80.01

Total Ownership		100.00

The Registrant has been informed that the direct ownership of the variable interest entities is as follows:

•	WGT V, LLC is owned 100% by Jerry Throgmartin and his four sisters;

•	Throgmartin Leasing is owned 100% by Jerry Throgmartin’s father;

•	DT Development South, LLC and DT Development Cincinnati, LLC were owned by Jerry Throgmartin’s uncle. These entities were sold to an unrelated third party on September 30, 2004.

While the special-purpose leasing entities remain related to Jerry Throgmartin, based on the following factors, the Registrant does not believe they are implicit variable interests under FIN 46(R) and FASB Staff Position FIN 46(R)-5:

•	under corporate governance policies adopted in connection with the recapitalization, all of the Registrant’s real estate and leasing transactions must be approved by its board of directors. While Jerry Throgmartin is a member of the board, six of the other seven members are non-executives, and a majority are independent directors;

•	the Registrant has not guaranteed the debt of the special-purpose leasing entities and the leases contain no explicit guarantees of the residual value of the real estate or purchase options;

•	there is no incentive for the Registrant to act as a guarantor or make funds available to the special purpose leasing entities; and

Mr. H. Christopher Owings

August 18, 2005

•	the Registrant is not effectively guaranteeing all or a portion of any of the owners’ investments.

Based on these factors, the Registrant no longer consolidates these entities.

Note 12 – Employee Benefit Plans, page F-22

53.	Please tell us how you calculated the amount of expense recorded in connection with the stock appreciated rights. Please tell us the fair value of the stock, at various dates, and the timing and nature of events that caused the value of the shares to change. We may have further comment upon reviewing the documentation of the determination of fair value.

Response: In August 2003, the Registrant issued 2,004,000 stock appreciation rights (SARs) to employees at approximately $5.66 per share based on an independent valuation prepared by Willamette Management Associates (Willamette). Under the terms of the agreements, 1,302,600 SARs vested immediately and the remaining 701,400 SARs were to vest over a seven-year period. The Registrant received an updated valuation by Willamette for the year ended March 31, 2004 which stated that the per share value had increased to approximately $6.49. Consequently, the Registrant recorded stock compensation expense of $1,137,156 based on the increase in the estimated value from approximately $5.66 to $6.49 per share. The Registrant recognized $1,081,058 of expense related to the fully vested SARs and $55,998 of expense related to the seven-year vested SARs.

In September 2004, the Registrant received an offer from Freeman Spogli & Co., LLC to recapitalize the Registrant, at a value for the SARs of approximately $8.84 per share. Based on the increased per share value reflected in the Freeman Spogli offer, the Registrant recognized compensation expense of $3,187,517 in fiscal 2005 related to the SARs. On February 3, 2005, the Registrant entered into the recapitalization transaction and paid to the SARs participants $6,666,600. Upon consummation of the recapitalization, the unvested SARs were immediately vested. In February 2005, the Registrant recognized additional compensation expense of $2,341,927 representing the increased value of the SARs and their immediate vesting.

Exhibits

54.	Please file all required exhibits, including the opinion of counsel, in a timely manner so that the Registrant has adequate time to complete our review of the documents before any request for effectiveness.

Response: All required exhibits have been filed with the Amendment.

Mr. H. Christopher Owings

August 18, 2005

The Registrant has arranged for delivering to the attention of Robert Barnett and Ellie Quarles of the Commission via Federal Express for overnight delivery of three copies of this response letter together with three marked copies of Amendment No. 1.

Very truly yours,

/s/ Ann F. Chamberlain

cc:	Robert Barnett
Michael Moran
Matthew Benson
Ellie Quarles